Independent Auditors' Consent

The Board of Directors
Southwestern Public Service Company:

We consent to incorporation by reference in the registration statement on Form S-8 (No. 33-27452) of Southwestern Public Service Company of our report dated November 12, 1993, relating to the statement of net assets available for benefits of the Southwestern Public Service Company Employee Stock Ownership Plan and Trust as of August 31, 1993, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the August 31, 1994 annual report on Form 11-K of the Southwestern Public Service Company Employee Stock Ownership Plan and Trust.

/s/ KPMG Peat Marwick LLP

Amarillo, Texas
February 13, 1995